UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011620

March 8, 2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3909

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/8/2004

Re: Weyerhaeuser Company
Incoming letter dated February 19, 2004

Dear Ms. Morgan:

This is in response to your letter dated February 19, 2004 concerning the shareholder proposal submitted to Weyerhaeuser by Nick Rossi. We also have received a letter on the proponent's behalf dated February 21, 2004. On February 6, 2004, we issued our response expressing our informal view that unless the proponent provides Weyerhaeuser with a proposal and supporting statement revised in a specified manner, Weyerhaeuser could exclude portions of the supporting statement. You have asked us to reconsider our position in light of Weyerhaeuser's representation that is has adopted a policy that requires shareholder approval in adopting any rights plan.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Weyerhaeuser may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Weyerhaeuser omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
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www.perkinscoie.com

February 19, 2004

Board of Directors
Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, WA 98003

Re: Duties of the Board of Directors in Response to a Hostile Acquisition Proposal

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Washington law relating to your adoption of a policy (the "Policy") requiring the Board of Directors (the "Board") of the Weyerhaeuser Company, a Washington corporation (the "Company"), to submit the adoption, maintenance or extension of a shareholder rights plan (sometimes referred to as a "poison pill") to shareholders as a prerequisite to adoption. Specifically, you have requested our opinion as to whether the Policy should be subject to a "fiduciary out" in order to preserve the Board's ability to fully comply with their duties under Washington law in response to a hostile acquisition proposal or other threat to corporate policy and effectiveness.

The Company has received a shareholder proposal (the "Proposal") for consideration at the Company's 2004 Annual Meeting of Shareholders relating to shareholder rights plans. The Proposal provides, in relevant part:

> *RESOLVED: That the shareholders of our company request that the Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.*
>
> *[Supporting Statement] I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason.*

In response to the Proposal and to the shareholder vote on a similar proposal presented at the 2003 Annual Meeting, the Board determined that it would adopt the following Policy:

[01576-0062/SB040360.150/OL/1]

The Board of Directors shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if a majority of the independent Directors of the Board, exercising their fiduciary duties under Washington law, determine that such submission to shareholders would not be in the best interests of shareholders under the circumstances.

A. Documents and Matters Examined

In connection with this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, records, certificates and statements of government officials, officers, and other representatives of the persons referred to therein, and such other instruments as we have deemed relevant or necessary as the basis for the opinions herein expressed, including the following:

1. the Company's Articles of Incorporation, as amended through October 22, 1999;

2. the Company's Bylaws, as amended through February 11, 1999;

3. the Policy; and

4. the Proposal.

B. Assumptions

For purposes of this opinion letter, we have relied, without investigation, upon the following assumptions:

B-1 Each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine.

B-2 Each document submitted to us for review has not been and will not be altered or amended in any respect material to our opinions as expressed herein.

B-3 All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law examined by us, are generally available (i.e., in terms of access and distribution following publication or other release) to lawyers practicing in such jurisdiction, and are in a format that makes legal research reasonably feasible.

B-4 The constitutionality or validity of the relevant statute, rule, regulation or agency action is not in issue unless a reported decision in the opining jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity.

C. Analysis

No Washington court has examined the duties of directors of Washington corporations in responding to hostile attempts to gain control of the corporation—either in general or specifically in connection with the decision whether to adopt a shareholder rights plan. In our view, a Washington court, examining the question as a matter of first impression, would look first to Washington statutes that define the role and responsibilities of directors (both generally and in connection with responding to takeover attempts), any related legislative commentary and Washington case law addressing directors' duties, and then to case law in other Model Act states and Delaware that interpret language similar to the relevant Washington statutes. In such an inquiry, we believe that a Washington court would be strongly influenced by decisions of Delaware courts (which are consistent with Washington case law on the duties of directors generally) and by the legislative intent expressed in the relevant provisions of the Revised Code of Washington ("RCW"), in particular with respect to the Washington Takeover Act (the "Takeover Act").

1. Washington Law

Washington statutes and case law vest broad authority in the board of directors of a business corporation. Pursuant to RCW Section 23B.08.010(2), "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." Washington case law also describes a clear separation between the role of the board of directors and that of the shareholders, establishing the principle that the power of shareholders to influence corporate affairs resides primarily in their ability to elect directors. In *Tretheway v. Green River Gorge, Inc.*, 136 P.2d 999, 1010-11 (Wash. 1943), the Washington Supreme Court noted that "[t]he power of management of the corporate affairs...is vested primarily in the board of directors and not in the stockholders" and that "[a]lthough a majority stockholder has the ultimate power to dictate the business policy of a corporation and to control its business affairs, he can exercise the power only through his ability to elect directors who will carry out his wishes and instructions." Consistent with RCW Section 23B.08.010(2), Article V.1 of the Company's Articles of Incorporation states that "[t]he business and affairs of the corporation shall be managed under the direction of a Board of Directors..." without any limitation as to the Board's authority to adopt a shareholder rights plan or otherwise respond to hostile takeover attempts.

Under Washington law, the board of directors also plays a central role in decisions involving a fundamental change to the corporation. The RCW provides that decisions such as approving a statutory merger and the sale of substantially all the assets of the corporation must first be approved by the board of directors before being submitted to a vote of the shareholders. Such decisions cannot be effected directly by the shareholders.

In exercising their broad statutorily-granted authority—with respect to the adoption of takeover defenses or otherwise—directors of a Washington corporation must comply with their duties as directors. RCW Section 23B.08.300(1) provides that directors are required to discharge their duties according to the following basic standards: "(a) [i]n good faith; (b) [w]ith the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) [i]n a manner the director reasonably believes to be in the best interests of the corporation." Noting the absence of Washington case law interpreting these duties in the takeover context, one commentator has observed that the law of Washington regarding responses to takeover activity *is* the law of directors duties. *See* Stewart M. Landefeld et al., *Washington Corporate Law: Corporations and LLCs*, 412 (2000).[1] In the takeover context, the "duty of loyalty" imposed on directors under Washington law requires directors to take appropriate and measured responses for the purpose of protecting the corporate interest as opposed to other interests. *See id.* at 413-14.

This principle—that it is the role of the board of directors to respond, on behalf of the corporation and its shareholders, to hostile attempts to gain control of the corporation—is manifested in the Takeover Act. In the preamble to the Takeover Act, codified under RCW Section 23B.19, the Washington legislature set forth several "findings" that addressed why the Takeover Act was enacted. These included the following:

> Hostile or unfriendly attempts to gain control or influence otherwise publicly held corporations are often highly leveraged pursuant to financing arrangements which assume that an acquirer will promptly obtain access to an acquired corporation's cash or assets and use them, or the proceeds of their sale, to repay acquisition indebtedness;

---

[1] The authors of *Washington Corporate Law are partners in Perkins Coie LLP.*

> Hostile or unfriendly attempts to gain control of or influence otherwise publicly held corporations can harm the economy of the state by weakening corporate performance, and causing unemployment, plant closings, reduced charitable donations, declining population base, reduced income to fee-supported local government services, reduced tax base, and reduced income to other businesses;
>
> To this effect, the legislature intends to regulate certain transactions between publicly held corporations and acquiring persons that will tend to harm the long-term health of domestic corporations....

RCW 23B.19.010(5)-(7). The Takeover Act is a "business combination" statute. It is designed to protect corporations from unsolicited takeover attempts by prohibiting an "acquiring person" (one who acquires 10% or more of the outstanding voting shares of a target corporation) from entering into certain significant business transactions unless the share acquisition or the business transaction was approved by the target corporation's board of directors prior to that person becoming an "acquiring person." The legislature specifically empowered the board of directors to determine--*without the need for prior shareholder approval*--whether to waive the statute by approving a share acquisition by, or a transaction with, a hostile acquiror. In enacting the Takeover Act, the Washington legislature expressly (a) recognized the potentially deleterious effects of hostile takeovers on domestic corporations, (b) concluded that corporations should be provided with tools to defend against such hostile actions and (c) adopted a remedy that is designed to encourage potential acquirors to negotiate with the target corporation's board of directors on behalf of the shareholders.

Subsequent to adopting the Takeover Act, the Washington legislature also amended certain provisions of the RCW to make it clear that shareholder rights plans are permitted in Washington. The relevant provision—RCW Section 23B.06.020—states the general rule that all shares within a class have identical rights. The amendments, adopted in 1998, created two exceptions to the general rule. *See Washington Corporate Law* at 95. First, if allowed by the articles of incorporation, the board may establish the preferences, limitations voting powers and relative rights of any class of shares, or series within a class, prior to issuing the shares of that class or series. *See id.; see also* RCW 23B.06.020(1). Second, the amendments permit the preferences, limitations, voting powers and relative rights of any class of shares, or series within a class, to vary, even so as to discriminate among holders, based on "facts ascertainable outside the articles of incorporation." *See id.; see also* RCW 23B.06.010(1)(b), .020(3).

The statute makes it clear that "'[f]acts ascertainable outside the articles of incorporation' includes, but is not limited to, the existence of any condition or the occurrence of any event, including, but without limitation, a determination or action by any person or body, including the corporation, its board of directors, or an officer, employee, or agent of the corporation." RCW 23B.06.010(1)(b). This definition in effect allows corporations to condition the rights of shares within a class or series upon such possible occurrences as advances by a hostile acquiror. *See Washington Corporate Law* at 95. The impact of these changes is described in the Committee Report on the amendments:

> The ability of corporations to adopt different preferences or limitations for shares and the ability to issue options, rights and warrants for the purchase of shares enable corporations to adopt "shareholder rights plans," which are also referred to as "poison pills."
>
> Many corporations have implemented shareholder rights plans as an anti-takeover mechanism. These plans enable a company to ward off hostile takeovers by making it difficult and more costly for the entity seeking to acquire the target corporation.

1998 Final Legislative Report on House Bill 2387, at 63-64. The 1998 amendments to RCW 23B.06.020 are entirely consistent with the legislative policy reflected in the Takeover Act. This section clarifies the authority of the board of directors to take the actions necessary to implement a shareholder rights plan. A rights plan is a defensive mechanism that, like the Takeover Act, is designed specifically to encourage a hostile bidder to negotiate with the corporation's board of directors. Unless the corporation's articles of incorporation specify otherwise, the board's authority to adopt a rights plan does not require prior approval by the corporation's shareholders. The Company's Articles of Incorporation do not contain any such restriction on the board's authority pursuant to RCW 23B.06.020.

Thus, although there is no case law in Washington directly addressing the role of the board of directors of a Washington corporation in responding to hostile takeover attempts, we believe that the broad authority of the board of directors set forth in RCW 23B.08.010(2) and the Washington case law addressing the role of the board of directors, together with the Washington legislature's intent in adopting the Takeover Act and amending the RCW to clarify that boards of directors have the authority to adopt shareholder rights plans without prior shareholder approval in Washington, stand as strong legislative statements that the board of directors of a Washington corporation has the primary authority and responsibility to act to protect the interests of the corporation and its shareholders in the takeover context.

2. Other Model Act States

In addition to the Washington statutes, legislative commentary and cases discussed above, a Washington court asked to rule on the duty of directors in a takeover context is likely to look to the precedents in other Model Act states and Delaware. *See Washington Corporate Law* at 413; *see also Noble v. Lubrin, et al.*, 60 P.3d 1224 (Wash. Ct. App. 2003) (looking to decisions in Delaware for guidance in interpreting the corporate opportunity doctrine); *Scott v. Trans-System, Inc.*, 64 P.3d 1 (Wash. 2003) (looking to Model Act comments as well as decisions in New York and Oregon for guidance in defining "oppressive" under RCW Section 23B.14.300, dealing with the judicial dissolution of a corporation due to the actions of directors); *Matthew G. Norton Co. v. Smyth*, 51 P.3d 159 (Wash. Ct. App. 2002) (looking to official comments to RCW as well as decisions in Delaware, Georgia, Illinois, Kentucky, New Jersey and Ohio for guidance in defining "fair value" under RCW Section 23B.13.300); *Robblee v. Robblee*, 841 P.2d 1289 (Wash. Ct. App. 1992) (looking to decisions in Oregon, Maine, Minnesota, California and Delaware for guidance in interpreting "value" under RCW Section 23B.13.020). Accordingly, we have examined the law in other states that have adopted statutes similar to RCW 23B.08.010(2), defining the role of directors. Among those states, Delaware has, by far, the largest and most comprehensive body of law regarding the duties of directors in the takeover context. As a result, we believe that a Washington court would likely be significantly influenced by the reasoning in the relevant Delaware cases discussed below.

Section 141(a) of the Delaware General Corporation Law ("DGCL") uses language similar to that of RCW 23B.08.010(2) in describing the role of directors: "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." A succession of Delaware courts has interpreted this language in the context of corporate acquisitions and hostile takeover attempts. In *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946 (Del. 1985), the Delaware Supreme Court found that DGCL Section 141(a) imposed certain duties and responsibilities upon a corporation's board of directors in responding to the perceived threat to the corporation and its stockholders posed by a takeover bid. *See id.* at 953. The Court noted that, when faced with a takeover bid, a board of directors has a "fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." *Id.* The Court compared the role of the board of directors in this context to the board's role in "traditional areas of fundamental corporate change," such as amending the articles of incorporation or approving a merger, sale of substantially all the assets of the corporation or dissolution. *Id.* at 954. Relevant Delaware statutes, like the comparable statutes in Washington, provide that the board must first take action to approve such a fundamental change, and cannot abdicate its responsibilities by referring the decision to the shareholders. In a contemporaneous decision, *Smith v. Van Gorkom*, 488 A.2d 858 (Del. 1985), the Delaware Supreme Court criticized a target corporation's board for abdicating its responsibility to thoroughly assess a merger proposal. The Court stated that the board could not "take a neutral position and delegate to stockholders the unadvised decision as to whether to accept or reject [a] merger." *Id.* at 887-888. Shortly after the *Unocal* decision, the Delaware Supreme Court reiterated the board of directors' duties in responding to takeovers by stating that the board of directors has "both the duty and responsibility to oppose...threats" presented by takeover bids. *Ivanhoe Partners v. Newmont Mining Corp.*, 535 A.2d 1334, 1345 (Del. 1987).

Since the *Unocal, Van Gorkom* and *Ivanhoe* decisions, Delaware courts have consistently held that neither the affirmative duty to manage the business and affairs of a corporation imposed by DGCL Section 141(a) nor the duties of directors to act in the best interest of the corporation and its stockholders may be delegated to others or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. *See, e.g., Grimes v. Donald*, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); *Paramount Communications Inc. v. QVC Network Inc.*, 637 A.2d 34, 51 (Del. 1993) (holding that a contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties...is invalid and unenforceable").

The principle that directors' duties are continuing and may not be delegated or substantially restricted was reaffirmed strongly in *Omnicare v. NCS Healthcare, Inc.*, 818 A.2d 914 (Del. 2003). There, the NCS board had entered into a merger agreement without a fiduciary out provision that would have allowed the board to react should the transaction become harmful to the company or its shareholders. When a rival bidder made a superior offer, the board was contractually prohibited from negotiating with that higher bidder. The Delaware Supreme Court held that "the NCS board was required to negotiate a fiduciary out clause to protect the NCS stockholders if the...transaction became an inferior offer" and that by not doing so, "the NCS board disabled itself from exercising its own fiduciary obligations at a time when the board's own judgment is most important...." *Id.* at 938. The Court emphasized that "[t]he fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change." *Id.*

Delaware courts have not only held that boards of directors may adopt shareholder rights plans, but have acknowledged that rights plans are among the most effective tools available to a board in responding to a hostile takeover bid. *See Moran v. Household Int'l, Inc.*, 500 A.2d 1346, 1354 (Del. 1985) (noting that boards are held to the same fiduciary standard when redeeming a rights plan than when approving a rights plan); *see also In re Pure Resources, Inc., Shareholders Litigation*, 808 A.2d 420, 431(Del. Ch. 2002) (noting that a shareholder rights plan is the "*de rigeur* tool of a board responding to a third-party tender offer" and that it is quite effective at giving a target board under pressure room to breathe); *In re Gaylord Container Corp. Shareholders Litigation*, 753 A.2d 462, 481 (Del. Ch. 2000) ("The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid.").

In fact, the principle that the board's responsibilities in the takeover context may not be delegated or restricted, expressed in cases from *Unocal* to *Omnicare*, has been expressly extended to the board's ability to disable a rights plan in connection with an acquisition or a takeover bid. In *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a provision in a rights plan disabling a board of directors not nominated by incumbents from redeeming the rights for six months following its election violated DGCL Section 141(a) because it "restrict[ed] the board's power in an area of fundamental importance to shareholders—negotiating a possible sale of the corporation." *Id.* at 1291-92. Delaware courts have made it clear that, in deciding whether to adopt or to terminate a rights plan, a board of directors is subject to the same fundamental duties of care and loyalty that apply in connection with any other decision involving a takeover bid. *See Moran* at 1354. In fact, the standard feature of most rights plans permitting the board to redeem the rights was central to Delaware decisions validating such plans. *See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 181 (Del. 1986) (holding that a redemption feature gives the board the "flexibility to address any proposal deemed to be in the stockholders' best interests").

We are aware that a court in another Model Act state has reached a different conclusion regarding the board's authority to adopt a rights plan. In *International Brotherhood of Teamsters General Fund v. Fleming Co., Inc.*, 975 P.2d 907 (Okla. 1999), the Oklahoma Supreme Court held that there was no exclusive authority vested in the board of directors to create and implement a shareholder rights plan and that shareholders could propose bylaws which would require the board of directors to seek shareholder approval prior to the adoption of a shareholder rights plan. We do not believe that a Washington court would reach the same conclusion as the *Fleming* Court with respect to the role of the board in adopting a rights plan.

We note first that the shareholders in *Fleming* were seeking a bylaw amendment whereas the Proposal seeks the adoption of a non-binding policy. More importantly, we believe that the decision in *Fleming* rested significantly on an interpretation of Oklahoma corporate law that was precluded by the Washington legislature when it amended RCW 23B.06 020 in 1998. Specifically, the *Fleming* Court found that Oklahoma had not taken affirmative steps to ensure that its corporations were able to implement shareholder rights plans, such as by adopting what is typically referred to as a "shareholder rights plan endorsement statute." *See Fleming* at 912. The Court stated that "a board of directors can operate with relative autonomy when a rights plan endorsement statute applies," but that "without the authority granted in such an endorsement statute, the board may well be subject to the general procedures of corporate governance, including the enactment of bylaws which limit the board's authority to implement shareholder rights plans." *Id.* The *Fleming* Court quoted from several examples of rights plan endorsement statutes. One such example is substantially identical to RCW 23B.060.020, as amended in 1998 and discussed above in Section C.1. Thus, according to the Court's analysis in *Fleming*, the Board should be able to operate with relative autonomy in determining whether or not to adopt a shareholder rights plan.

3. Conclusion

In our view, a Washington court could conclude that the failure to preserve in the Board the flexibility to exercise its collective best judgment on behalf of the shareholders by including a fiduciary out provision in its shareholder rights plan policy is inconsistent with Washington law. Without a fiduciary out component, the Proposal would substantially restrict the Board's ability to exercise its statutory duty to act with care and in a manner it reasonably believes to be in the best interests of the Company and its shareholders, precisely at a time when the Board's judgment and ability to react promptly and effectively is most crucial. We believe that, in coming to a similar conclusion, a Washington court would be substantially influenced by Delaware decisions, due to the following factors:

- Washington and Delaware, in similarly worded statutes, grant to directors the principal power and authority to manage the affairs of the corporation;

- Both states hold directors to similar standards of care in discharging their duties as directors, including the duty to act with care and in a manner the directors reasonably believe to be in the best interests of the Company and its shareholders;

- Delaware courts, in *Unocal* and subsequent cases, have made it clear that a board of directors has a duty and a responsibility to oppose takeover threats that may be harmful to the corporation and its shareholders; Washington reached a similar result legislatively by conferring that responsibility on the board of directors in the Takeover Act;

- Delaware has acknowledged the validity and efficacy of rights plans in court decisions; Washington reached the same result legislatively through the 1998 amendments to RCW 23B.06.020 and the accompanying legislative history; and

- In addressing the nondelegability of the directors' duty to manage the business and affairs of the corporation under DGCL Section 141(a), Delaware cases such as *Unocal* and *Omnicare* are entirely consistent with Washington statutes, relevant legislative history and existing Washington case law on the duties of directors, and would be a logical extension of Washington law interpreting its comparable statute.

D. Opinion

Based upon the foregoing examinations and assumptions and subject to the exclusions stated below, we are of the opinion that, in light of the fact that (1) the Board has a statutory duty to manage the Company and, as part of that duty, must act in good faith, with due care and in a manner the directors reasonably believe to be in the best interests of the Company and (2) a shareholder rights plan provides a unique protective mechanism that can be disabled by the Board where appropriate, the Board may have a duty, under certain circumstances, to adopt a rights plan without the delay of seeking prior shareholder approval. Accordingly, in our opinion, the Board's decision to adopt a shareholder rights policy without a fiduciary out could be vulnerable to challenge as disabling the Board from effectively exercising its statutory duties. We emphasize that there is no reported case in Washington directly addressing the duties of a board of directors in the context of a hostile takeover or adoption of a shareholder rights plan and relatively few cases addressing the duties of a board of directors generally. The opinion we express above is an expression of our opinion only, not a guarantee or warranty of the outcome of any contested litigation.

E. Exclusions

For purposes of expressing the opinion set forth herein, we have examined the laws of the State of Washington and the laws of the State of Delaware. We express no opinion as to the effect or applicability of any of the laws, rules, or regulations of any other state or jurisdiction (domestic or foreign), including, without limitation, United States federal laws, rules or regulations.

This opinion letter is rendered only to you and is solely for your benefit. This opinion letter may not be used or relied upon for any other purpose or by any other person, other than the Securities and Exchange Commission, without our prior written consent.

Very truly yours,

Perkins Coie LLP

PERKINS COIE LLP

ECS:ipd

Perkins Coie

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

February 19, 2004

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by Nick Rossi, With John Chevedden as Proxy, for Inclusion in the Weyerhaeuser Company 2004 Proxy Statement

Dear Sir or Madam:

We are in receipt of your February 6, 2004 response to our letter to you of December 19, 2003, setting forth grounds for omission of a proposal (the "Proposal") regarding the adoption of a shareholder rights policy submitted by Nick Rossi, with John Chevedden as proxy (the "Proponent"), from the Weyerhaeuser Company (the "Company") 2004 Proxy Statement. On February 12, 2004, subsequent to the submission of our initial December 19, 2003 letter to you and to your February 6, 2004 response, the Company's Board of Directors (the "Board") adopted the shareholder rights plan policy (the "Board's Policy") set forth in the Certified Copy of Resolution attached to this letter as **Exhibit A**. Accordingly, we are submitting this supplemental letter to you requesting your further consideration and that, based on the new facts provided in this letter, you confirm that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended.

The Proposal relates to shareholder rights plans and states in relevant part:

> *RESOLVED: That the shareholders of our company request that the Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future*

> *poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.*

Summary of Basis for Exclusion

We have advised the Company that it may properly exclude the Proposal from its 2004 Proxy Statement pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company.

Explanation of Basis for Exclusion

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy statement if the proposal has been substantially implemented by the company, rendering it moot. The purpose of the exclusion is to "avoid the possibility of shareholders having to consider matters that have been favorably acted upon by management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. *SEC Release No. 34-12598* (July 7, 1976). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *See Exchange Act Release No. 20091* (Aug. 16, 1983). Rather, the standard is whether the company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See SEC Release No. 34-20091* (Aug. 16, 1983) at II.E.6.

The Company does not currently maintain a shareholder rights plan and has no current intent to adopt such a plan. The Board's Policy states, in relevant part:

> *The Board of Directors shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if a majority of the independent Directors of the Board, exercising their fiduciary duties under Washington law, determine that such submission to shareholders would not be in the best interests of shareholders under the circumstances.*

In our view, the Board's Policy effectively fully implements the Proposal, rendering it moot and thus excludable under Rule 14a8-(i)(10).

The Board's Policy is well within the boundaries defined by recent decisions wherein issuers were deemed to have substantially implemented shareholder proposals similar to the Proposal by adopting a policy similar to the Board's Policy. In *Hewlett-Packard Co.* (Dec. 24, 2003) (the "HP Letter"), the staff of the Division of Corporation Finance (the "Staff") took a no-action position with respect to the omission of a substantially similar proposal (the "HP Proposal") submitted by the same Proponent to Hewlett-Packard Company ("HP") on the basis of substantial implementation under Rule 14a-8(i)(10). The HP board adopted a policy that requires a shareholder vote to adopt or extend any shareholder rights plan, subject to the board's ability in exercising its fiduciary responsibilities to act without shareholder approval if it deems it to be in the best interest of HP and its shareholders. The Staff found that by adopting this policy, the HP Proposal had been substantially implemented by HP, even though the policy included a "fiduciary-out." The Staff noted that the HP Proposal itself "clarifie[d] that directors have discretion in responding to shareholder votes."

As indicated in our December 19, 2003 letter, the Proposal submitted to the Company by the Proponent also provides in its supporting statement that the Company's directors have "the flexibility to ignore [the] shareholder vote if [the Company's] [d]irectors seriously believe they have a good reason." Accordingly, the HP Letter reinforces the Company's position that, even though the Board's Policy includes a "fiduciary-out," the Proposal has been substantially implemented because the Proposal itself includes a "fiduciary-out." *See also Praxair, Inc.* (Jan. 16, 2004) (where the Staff granted no-action relief to Praxair based on Praxair's argument that it had substantially implemented a shareholder proposal substantially similar to the Proposal because Praxair's board had adopted a policy that it would adopt or materially amend a rights plan only if, in the exercise of its fiduciary responsibilities under Delaware law, and acting by a majority of its independent directors, it determines that such action is in the best interest of Praxair's shareholders); *Marathon Oil Corp.* (Jan. 16, 2004) (where the Staff granted no-action relief to Marathon Oil based on Marathon Oil's argument that it had substantially implemented a shareholder proposal substantially similar to the Proposal because Marathon Oil's board adopted a policy that it will seek prior stockholder approval of a stockholder rights plan, except where the Corporate Governance and Nominating Committee determines it would be in the best interests of stockholders to adopt the rights plan before obtaining stockholder approval).

In each of *HP*, *Praxair* and *Marathon Oil*, the company asserted that the "fiduciary out" in the policy adopted was necessary to preserve the ability of the board to exercise its fiduciary duties under state law. The Company is a Washington corporation. Attached to this letter as **Exhibit B** is our legal opinion concluding that having a "fiduciary out" in the Board's Policy is required under Washington law. The opinion states in pertinent part that:

> *[W]e are of the opinion that, in light of the fact that (1) the Board has a statutory duty to manage the Company and, as part of that duty, must act in good faith, with due care and in a manner the directors reasonably believe to be in the best interests of the Company and (2) a shareholder rights plan provides a unique protective mechanism that can be disabled by the Board where appropriate, the Board may have a duty, under certain circumstances, to adopt a rights plan without the delay of seeking prior shareholder approval. Accordingly, in our opinion, the Board's decision to adopt a shareholder rights policy without a fiduciary out could be vulnerable to challenge as disabling the Board from effectively exercising its statutory duties.*

Accordingly, we believe the Company may exclude the Proposal in its entirety because the Proposal has been substantially implemented.

*****

For the foregoing reasons, we believe the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

This letter is being simultaneously sent to the Proponent at the following email address provided by the Proponent: olmsted7p@earthlink.net.

The Company anticipates that its definitive 2004 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 8, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Very truly yours,

/s/ J. Sue Morgan
J. Sue Morgan

JSM:ipd
Enclosures

[01576-0062/SB040480303]

cc: John Chevedden
Claire Grace, Weyerhaeuser Company

CERTIFIED COPY OF RESOLUTION

WEYERHAEUSER COMPANY

"**RESOLVED**, that the Board of Directors shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if a majority of the independent Directors of the Board, exercising their fiduciary duties under Washington law, determine that such submission to shareholders would not be in the best interests of shareholders under the circumstances."

I, Claire S. Grace, Secretary of Weyerhaeuser Company, do hereby certify that the foregoing is a true and correct copy of a resolution adopted by the Board of Directors of Weyerhaeuser Company at a meeting held February 12, 2004, and that the said resolution is now in full force and effect.

Dated at Federal Way, Washington, this 13th day of February, 2004.

Claire S. Grace

Secretary
Weyerhaeuser Company

G:\Corporate Secretary Docs\Certified Resolutions\Cr_212.doc

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 21, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Initial and Expedited Rebuttal to Two-Month Late Second Perkins Coie LLP No Action Request of February 19, 2004 on the Very Same Proposal
Weyerhaeuser Company (WY)
Poison Pill

Ladies and Gentlemen:

This is to respectfully request at least two weeks to give a more detailed response to this untimely second company no action request, dated February 19, 2004, on the very same shareholder proposal. The first no action request was dated two-months earlier, December 19, 2003.

Guise of a "supplemental letter"

There is no company argument or support that this second company request should be considered a claimed "supplemental letter" as opposed to an entirely new request which should have been submitted December 19, 2003 to be considered timely. The first company no action request was barely submitted on time and now two months later the company submits a second no action request on the very same proposal.

The two-month-late second company request is based on action the company cites for which the company had complete control over the timing. The company-cited action could have been taker 2-months ago.

Furthermore under the guise of a "supplemental letter" the company is attempting to set precedent for superior consideration for companies in comparison to shareholders under rule 14-8.

For example if a shareholder proposal is excluded by the no action Staff Response letter shareholder is not allowed to take an action, such as revise the proposal, and then ask f second consideration of the shareholder proposal. It is a disturbing precedent if companie start with a clean sheet of paper after a non-concurring no action Response. Yet the sharel is locked into text submitted 5-months before than annual meeting.

Additionally if a shareholder asks for reconsideration of the proposal the reconsideration rejected by the Staff with essentially no explanation. However, if a company submits a no action request on the same proposal, the Staff Response letter typically gives an explanation of the reason for the decision.

Furthermore shareholders would have no reasonable chance of an appeal of a second company no action request on the very same proposal.

Under the guise of "supplemental letter" the Staff and the proponent are burdened with responding to two no action requests on a single proposal during the most work-intensive period of the proxy season. Additionally the company has created a further burden by necessitating that the Staff and the proponent research a tedious 12-page state law opinion which was included by the company.

This is to respectfully request at least two weeks to give a more detailed response to this untimely second company no action request, dated February 19, 2004, on the very same shareholder proposal.

Sincerely,

John Chevedden

cc:
Nick Rossi
Robert Essner